News Releasee Communiqué de Pressee

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Sincor Heavy Oil Operating Company in Venezuela to Become Mixed Company
Paris – June 26, 2007 - Total announced today that it has signed a memorandum of understanding with Venezuela’s ministry in charge of energy and petroleum to transform operating company Sincor, formed by the project partners, into a mixed company. The agreement is in line with the law of February 26, 2007, passed by presidential decree, on transforming strategic joint ventures in the Faja region, known as the Orinoco Belt, into mixed companies. Under the memorandum of understanding, Total’s interest in Sincor will be reduced to 30.323% from 47%, while PDVSA’s will increase to 60%. Statoil’s interest will be 9.677%.
The agreement also sets out the indemnification that will be paid to Total, which was determined after a negotiation based on the value of the assets.
The Venezuelan National Assembly has until the end of August to approve the terms and conditions of the transformation.
Total in Venezuela
Brought on stream in 2000, the Sincor project comprises the upstream development of the Zuata extra-heavy oil field in the Orinoco Belt and the downstream upgrading of the oil in a dedicated facility. Sincor’s production capacity is around 200,000 barrels per day of extra-heavy oil, corresponding to 180,000 barrels per day of synthetic crude.
Total also has interests in the Yucal Placer project (69.5%) and the offshore Plataforma Deltana Block 4 (49%). The Group’s equity production in Venezuela averaged 96,000 barrels per day in 2006.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com